FOR IMMEDIATE RELEASE: December 19, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS DECEMBER 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of December in the amount of Cdn. $0.18 per trust unit will be paid on January 16, 2006 to unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005. As previously announced on November 30, 2005, a supplemental cash distribution in the amount of $0.50 per trust unit will also be paid on the same date.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.311 million trust units (ZAR.UN) and 2.412 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2005 revised exchange ratio there would be a total of 18.955 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca